EATON & VAN WINKLE LLP
                            3 Park Avenue, 16th Floor
                            New York, New York 10016

                                September 8, 2006

Securities and Exchange Commission
Division of Corporation Finance, Mail Stop 0305
100 F Street, N.E.
Washington, D.C. 20549

      Re: Newtown Lane Marketing, Incorporated (the "Company" or the "Registrant"); Commission's Comment Letter (the "Comment Letter"), dated August 30, 2006, re Amendment No. 1 to Form SB-2 of the Company, filed August 18, 2006;
            File No.: 333-135495 (the "Registration Statement")

Dear Sirs:

      On behalf of the referenced Company, we are writing in response to the referenced Comment Letter from the Commission's Division of Corporation Finance (Sara D. Kalin, Branch Chief - Legal) to the Company. The Company is filing herewith a second amended Registration Statement on Form SB-2/A (the "Amended SB-2") which addresses all of the Staff's comments in the Comment Letter. For ease of reference, each of the comments of the staff is set forth below, together with the related response. Any capitalized terms used in this response letter have the meanings assigned to them in the Amended SB-2. The sections of the prospectus and page numbers referred to in the below responses, unless otherwise noted, refer to such sections and page numbers in the Amended SB-2.

General

1. We note your relationship with Eaton & Van Winkle. Please confirm that neither Eaton & Van Winkle nor any of its partners have an interest in the company that exceeds $50,000 or revise to include the disclosure required by Item 509 of Regulation S-B. Refer to Instruction 1 to Item 509.

            We have added the disclosure required by Item 509 on page 28, under the caption "- Interests of Counsel", with regard to Eaton & Van Winkle and its affiliates.

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Securities and Exchange Commission
September 8, 2006
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Determination of Offering Price, page 15

2. Please revise to disclose the basis for your decision to lower the offering price of the shares to ten cents below the conversion price of your debentures.

            The explanation of the basis of the Company's decision to lower the offering price of the shares has been added to the second paragraph under "Determination of Offering Price" on page 13.

Dilution of the Price You Pay for Your Shares, page 16

3. While we note the chart you have included in response to prior comment 9, it appears that the information you have provided with respect to existing shareholders assumes a purchase price of $.25/share. We note that you issued 3,000,000 shares for $.025/share. Please revise this section to provide information with respect to purchases that were made for significantly less than the current offering price. See Item 506 of Regulation AB.

            The comment has been complied with by revising the second paragraph under "Dilution of the Price you Pay for Your Shares" on page 13 and the first line item to the Dilution table on page 14.

Selling Security Holders, page 18

4. While we note that you have added disclosure regarding Mr. Barter in response to prior comment 12, please revise to provide the material terms of the December private placement by which the selling security holders received their shares. Additionally, it appears that you are registering for the selling security holders only the additional shares issued in the private placement as apposed to both these shares and the shares underlying the convertible debentures. Please confirm and note that the shares underlying your convertible debentures will not be freely tradable following the effectiveness of your registration statement absent an exemption from registration.

            The first sentence of the comment has been complied with by insertion of a description of the December private placement in what is now the second paragraph under "Selling Security Holders" on page 15.

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Securities and Exchange Commission
September 8, 2006
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            Supplementally, we confirm that the shares underlying the
            convertible December Notes are not being registered and will not be freely tradable upon effectiveness of the SB-2.

5. As a follow-up to the comment above, please expand footnote 15 to provide more information regarding the issuance of shares to Mr. Barter. For example, why was Mr. Barter owed compensation? We note that he is listed an employee on page 36, but do not find a description of his position or services in the filing. Did you have an agreement with Mr. Barter that allowed him to convert compensation into shares? If so, please file such agreement. Additionally, your statement that the shares we issued "as of" June 30, 2006 is unclear. Revise to disclose the date on which the shares were actually issued.

            Revisions on page 20, to footnote 15 to the Selling Security Holders table, have been made in compliance with the first three and the last two sentences of the comment. Supplementally, Mr. Barter has introduced the Company to various business opportunities including the KSV Joint Venture. Supplementally, in response to the fourth and fifth sentences of the comment, there had been no prior agreement to allow Mr. Barter to convert his accrued compensation into shares, but he and the Company entered into a letter agreement on June 30, 2006 to allow him to do so. Such agreement is being filed as an exhibit to the Amended SB-2. The Company believed that the conversion of accrued salary into shares on June 30, 2006 was in its best interests.

Plan of Operation, page 36

6. We note your statement at the bottom of page 37 indicating that you do not believe that you will require additional capital in the next twelve months because you do not intend to incur expenses in addition to those you currently incur in the course of your operations. However, given your net loss for the last three months and your remaining cash on hand, it is not clear how you will continue to operate at your current level for twelve months following the effectiveness of this registration statement. Revise to provide additional detail or advise.

            The comment has been complied with through revisions to the last paragraph under "- Plan of Operation" on page 33.

Executive Compensation, page 40

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Securities and Exchange Commission
September 8, 2006
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7.    We note your response to prior comment 24 but reissue it in part. Please revise the table to include applicable information for Mr. Burde. Additionally, while footnote (1) may indicate that Mr. Cohen did not receive any salary from you prior to December 2005, it should not indicate that the information disclosed represents pay for only part of the fiscal year, as Item 402(b) of Regulation S-B requires that you disclose the amount earned by the named executive officers during the fiscal year covered.

            The comment has been complied with through revisions and corrections to the first paragraph under "Executive Compensation", and the table and the footnote to the table immediately following such first paragraph, on pages 35 and 36.

June 30, 2006 Interim Financial Statements, page F-1
Note 1. Significant Accounting policies, page F-6

8. As you began generating revenues in the quarter ended June 30, 2006, please disclose an accounting policy for your revenue recognition. The policy should be descriptive of each separate revenue activity and terms for which you may recognize revenues.

            The comment has been complied with in Note 1 on page F-5 through the addition of the subsection captioned "- Recognition of Revenue".

Note 3. Investment in Joint Venture, page F-7

9. Please revise to include further details on the investment in the KSV joint venture in your first quarter of fiscal year 2007. Include your accounting/consolidation policy in your footnote as well as any other conditions, guarantees, or terms of this joint venture agreement. As this is a 50% owned joint venture, we would expect that you account for this entity under the equity method. Please revise to disclose any income received from the venture since your investment. Refer to APB 18, paragraph 20.

            The comment has been complied with through the addition of new information in Note 3, page F-6.

March 31, 2006 Annual Financial Statements, page F-8

10. We note from page 36 that the company employs four officers and only two of these officers received compensation during your fiscal year end. As we would expect the Company's financial statements to reflect reasonable

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Securities and Exchange Commission
September 8, 2006
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      compensation levels for its employees based on their contributed services, please revise the financial statements to reflect the fair value of the services provided by thee officers as an expense and a capital contribution in the Company's financial statements for all periods presented. Refer to analogous guidance outlined in SAB Topic 5:T.

            The disclosure under "- Employees" on page 32 has been corrected to indicate that the Company had five employees, rather than four, and such section has also been revised to delete the disclosure regarding their compensation as such disclosure is not required in this item. Supplementally, because of the following considerations, the Company does not believe that revisions to the March 31, 2006 year-end financial statements should be required. Reasonable compensation levels for each of the five employees has been reflected in the financial statements. Each employee has been paid cash compensation during the fiscal year ended March 31, 2006, and some have been issued shares or options, which, together with the cash compensation, constitutes reasonable compensation in the Company's view. Shares and stock options issued as compensation have already been expensed in the financial statements. The financial statements also reflect any salaries which may have been accrued.

Exhibits

11. Please file as exhibits or incorporate by reference all agreements governing the terms of the transactions by which the selling shareholders received their shares. For example, we would expect to see any purchase agreement regarding the December 2005 private placement filed as an exhibit. See Items 601(b)(10)(i)(A) and 601(b)(4) of Regulation S-B.

            The comment has been complied with by our filing, as an exhibit to the Amended SB-2, of the form of subscription agreement utilized in the December 2005 private placement. There were no other material agreements relating to such transaction.

                                                     Very truly yours,


                                                     /s/ Vincent J. McGill
cc: Richard M. Cohen